Exhibit 99.1

Ozon Announces Passing of the Written Resolutions and Waiver of Defaults Under the Terms of its $750 Million Convertible Bonds Due 2026

October 25, 2022 — Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”), an operator of the leading Russian e-commerce platform, announces today that the resolutions set out in the Consent Solicitation Memorandum dated September 23, 2022 (the “Memorandum”) have been successfully passed as Written Resolutions (as defined in the Memorandum), approving certain consents and amendments (the “Consents and Amendments”) to the terms and conditions of its $750 million 1.875 per cent. senior unsecured convertible bonds due 2026 (“Bonds”) issued by the Company with ISIN: XS2304902443 (the “Restructuring”) and provides further update in respect of the Bonds.

Written Resolutions

Holders of over 75 per cent. in principal amount of Bonds outstanding have voted in favour of the Written Resolutions and approved the Consents and Amendments. The Resolution Date (as defined in the Memorandum) has, thus, occurred as of the date of this announcement.

Pursuant to the Consents and Amendments, with effect from the Resolution Date the holders of the Bonds waived in full (i) any and all conversion or redemption rights under the Trust Deed and the conditions of the Bonds but excluding any redemption rights arising pursuant to the Restructuring and (ii) any and all Events of Default, Potential Events of Default or any other breaches by the Company under the Trust Deed or the conditions of the Bonds existing or occurring on or before the Resolution Date, subject to the settlement occurring prior to the Redemption Long Stop Date (as defined in the Memorandum). Other Consents and Amendments become effective upon occurrence of the UK/EU/US Sanctions Approval Satisfaction Date (as defined in the Memorandum).

Pursuant to the terms of the Memorandum, once the Written Resolutions are adopted there is no requirement to proceed with the physical meeting of the holders of the Bonds (the “Meeting”) and the Company confirms that the Meeting shall no longer be held.

For further disclosure related to the Restructuring, please refer to the Company’s releases dated September 23, 2022, October 7, 2022 and October 12, 2022.

UK/EU/US Sanctions Approval Satisfaction Date

As discussed in the Company’s press release dated October 7, 2022, the Company submitted a license application regarding the Restructuring to the U.S. sanctions authority on October 6, 2022. On October 20, 2022, the U.S. sanctions authority issued a license regarding the Restructuring.

In addition, on October 19, 2022, the Company submitted a license application regarding the Restructuring to the UK sanctions authority. The Company is finalizing a license application regarding the Restructuring that it plans to submit to the sanctions authority in Cyprus as soon as possible.

The Company will announce separately when the requested licenses or confirmations are obtained from all the relevant authorities and the UK/EU/US Sanctions Approval Satisfaction Date occurs.

Accession to the Lock-Up Agreements and Delivery of Eligibility Instructions

The Company confirms that the deadline for acceding to the Lock-Up Agreements (as defined in the Memorandum) for the holders of the Bonds to be entitled to receive the lock-up fee remains 4.00 p.m. (London time) on October 28, 2022.

Holders of the Bonds who have not yet submitted their Eligibility Instructions can still submit them no later than the Cut-Off Time being 4.00 p.m. (London time) on the date falling 7 days after the UK/EU/US Sanctions Approval Satisfaction Date, in order to receive the redemption of their Bonds pursuant to Restructuring on the Settlement Date or within the RUB Settlement Period (as defined in the Memorandum).

About Ozon

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Ozon’s platform offers one of the widest selections of goods across multiple product categories. Ozon’s country-wide warehouse footprint includes around one million square meters. Its infrastructure enables Ozon to provide Russian population with a fast and convenient delivery via couriers, pick-up points and parcel lockers. Ozon’s extensive logistics and fast-developing marketplace allow over 90 thousand entrepreneurs to sell their products across Russia’s 11 time zones to more than 25 million customers. In addition to its core e-commerce business, Ozon is expanding Ozon Fintech and other value-added services such as its quick commerce and online grocery solution Ozon.fresh. For more information, please visit https://corp.ozon.com/.

Contacts

Investor Relations

ir@ozon.ru

Press Office

pr@ozon.ru

Disclaimer

This communication does not constitute an offer to sell or purchase or a solicitation of an offer to sell or purchase, or the solicitation of tenders or consents with respect to the senior unsecured bonds of Ozon Holdings PLC (the “Company”), convertible into American Depositary Shares of the Company (the “Bonds”) or any other securities of the Company.

The information contained in this press release does not constitute an offer of, or the solicitation of an offer to buy or subscribe for an offer to purchase or the solicitation of an offer to sell any security in the United States (except to QIBs) (including its territories and dependencies, any State of the United States and the District of Columbia) or to any person in any other jurisdiction to whom or in which such offer or solicitation is unlawful and, in particular, is not for distribution in Australia, South Africa, Canada or Japan. The Bonds have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or under the applicable securities laws of Australia, South Africa, Canada or Japan, and the Bonds may not be offered or sold in the United States unless registered under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

The information contained in this press-release does not constitute an offer of securities to the public: (a) within the meaning of Article 2(d) of Regulation (EU) 2017/1129 in the EEA; or (b) within the meaning of Article 2(d) Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”) in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.

This information contained in this press release is not an offer, or an invitation to make offers, to sell, exchange or otherwise transfer securities in the Russian Federation to or for the benefit of any Russian person or entity and does not constitute an advertisement or offering of securities in the Russian Federation within the meaning of Russian securities laws. Information contained in this press release is not intended for any persons in the Russian Federation who are not “qualified investors” within the meaning of article 51.2 of the Federal Law No. 39-FZ “On the Securities Market” dated 22 April 1996, as amended (the “Russian QIs”) and must not be distributed or circulated into Russia or made available in Russia to any persons who are not Russian QIs, unless and to the extent they are otherwise permitted to access such information under Russian law. The Bonds have not been and will not be registered or admitted to trading in Russia and are not intended for “placement”, “public placement”, “circulation” or “public circulation” in Russia (each as defined in Russian securities laws) by any means unless and to the extent otherwise permitted under Russian law. This information contained in this press release may not correspond to the risk profile of a particular investor, does not take into account one’s personal preferences and expectations on risk and/or profitability and does not constitute an individual investment recommendation for the purposes of Russian law.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

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